UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2021

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 8, 2021
2.	Market announcement
3.	Material Notice Disclosure Policy and Securities Trading Policy

ULTRAPAR PARTICIPAÇÕES S.A.

 Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

December 8, 2021, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City of and State of São Paulo.

Members in Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1 of the agenda, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, João Benjamin Parolin, Leonardo Remião Linden, Marcelo Pereira Malta de Araújo and Tabajara Bertelli Costa.

Matters discussed and resolutions:

1.	The members of the Board discussed and approved the Company’s Strategic Plan of 2022-2036 and the Budget for 2022.

2.	The Board of Directors approved the new wording of the Code of Ethics and the Corporate Policy on Anti-corruption and Relationships with Public Officials of the Company, as proposed by the Executive Board and endorsed by the Conduct Committee and by the Audit and Risks Committee, which will come into force as of March 2022.

3.	The Board of Directors approved changes in the Material Notice Disclosure Policy and the Securities Trading Policy, with immediate effects, as proposed by the Executive Board.

4.	The members of the Board of Directors approved the hiring of Deloitte Touche Tohmatsu to provide auditing services for the 2022 financial statements, as proposed by the Executive Board and recommended by the Company's Audit and Risks Committee.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Teixeira de Assumpção Saigh

Ana Paula Vitali Janes Vescovi

Flávia Buarque de Almeida

Jorge Marques de Toledo Camargo

José Galló

José Luiz Alquéres

José Mauricio Pereira Coelho

Marcos Marinho Lutz

Otávio Lopes Castello Branco Neto

André Brickmann Areno – Secretary of the Board of Directors

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Change of the independent auditor

São Paulo, December 9, 2021 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP), in compliance with CVM Resolution 23/21, hereby announces that its Board of Directors, in a meeting held on December 8, 2021, approved the hiring of Deloitte Touche Tohmatsu Auditores Independentes to provide audit services of the financial statements for the fiscal year of 2022. The referred services will start to be provided from the review of the quarterly financial information of the first quarter of 2022.

Such decision was taken to comply with the article 31 of CVM Resolution 23/21, whereby companies are required to change audit firm every five years, and was assented by Ultrapar’s current independent auditors, KPMG Auditores Independentes.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

MATERIAL NOTICE DISCLOSURE POLICY AND SECURITIES TRADING POLICY Approved by the Board of Directors on 12/08/2021

1

TABLE OF CONTENTS

» SECTION I - GENERAL RULES

1.1. - INTRODUCTION

1.2. - GENERAL PURPOSES

1.3. - PEOPLE SUBJECT TO THE POLICIES

1.4. - DISCLOSURE AND TRADING COMMITTEE

» SECTION II - DISCLOSURE POLICY

2.1. - SPECIFIC PURPOSES

2.2. - DISCLOSURE OF MATERIAL NOTICES

2.3. - EXCEPTION TO IMMEDIATE DISCLOSURE

2.4. - DUTIES OF THE INVESTOR RELATIONS OFFICER

2.5. - DUTY OF CONFIDENTIALITY

2.6. - COMMUNICATION AND DISCLOSURE WITH RESPECT TO MATERIAL TRADING

» SECTION III - TRADING POLICY

3.1. - SPECIFIC PURPOSES

3.2. - GENERAL RULES

3.3. - TRADING RESTRICTIONS

3.4. - EXCEPTIONS TO TRADING RESTRICTIONS

3.5. - INDIVIDUAL INVESTMENT PROGRAMS

» SECTION IV - INFRACTIONS AND SANCTIONS

» SECTION V - FINAL PROVISIONS

EXHIBIT I - DEFINITIONS

EXHIBIT II - INSTRUMENT OF ADHESION

2

I.          GENERAL RULES

1.1. - INTRODUCTION

1.1.1. This document sets forth the Material Notice Disclosure Policy and Trading Policy of Securities issued by Ultrapar (“Policies”), which were prepared pursuant to CVM Resolution Nr. 44/21 and the best market practices, and their awareness, adherence and strict compliance are mandatory for all People Subject to the Policies.

1.1.2. Capitalized terms used herein, in plural or singular, shall have the meaning attributed to them in Exhibit I - Definitions.

1.2. - GENERAL PURPOSES

1.2.1. The general purpose of the Policies is to establish the rules with respect to disclosure of information and trading of Securities (“Trading”) by any person holding or who may hold information owned by or of the interest of Ultra Group.

1.2.2. For purposes of the Policies, information that may be held by People Subject to the Policies or third parties are classified as follows:

“Material Notice”: any decision made by the Controlling Shareholder, if any, resolution made by the general shareholders’ meeting or the management bodies of Ultra Group or any other act or fact occurred or related to Ultra Group’s businesses, that may reasonably influence: (a) the price of the Securities; (b) the decision of investors to buy, sell or maintain the Securities; or (c) the decision of investors to exercise any rights inherent to their condition as holders of Securities. Potentially material acts or facts are described in article 2 of CVM Resolution Nr. 44/21. For purposes of the Policies, and without prejudice to the provisions set forth in items 3.2 and 3.3., the Arrangements shall not be deemed Material Notices;

“Privileged Information”: (i) undisclosed Material Notices; and (ii) undisclosed information not related to a Material Notice, but which may become a Material Notice, such as the Arrangements and other events of this nature. Information, even if in the initial stages of studies or analysis, about (a) merger operations, total or partial spin-off, transformation, or any form of corporate reorganization or business combination, change in control of the Company, including through the signing, amendment or termination of a shareholders' agreement, decision to promote the Company’s deregistration as publicly-held company or change in the environment or segment of trading of shares issued by it; and (b) request for judicial or extrajudicial reorganization and bankruptcy filed by the Company itself is assumed to be Privileged Information; and

“Sensitive Information”: any sensitive information, which does not constitute a Privileged Information and is still not disclosed to the public or which is usually not disclosed to the public, such as information on sales per unit, distributor or region. A Sensitive Information may become a Privileged Information if the content of such Sensitive Information has no longer the standard or expectation of a Sensitive Information and if such Sensitive Information materially impacts, or may impact, Ultra Group’s businesses.

1.2.2.1. For purposes of the Policies, “Arrangements” refer to the understandings for the execution of agreements or other legal transactions before their conclusion, including the execution of related instruments, such as confidentiality agreements, unbinding proposals, powers of attorneys to third parties and assistants. Without prejudice to the provisions set forth in items 3.2. and 3.3., the Arrangements are not deemed Material Notices.

1.2.3. The Policies set forth several consequences by virtue of the existence and holding of information, depending on the classification of such information. Thus, in sum:

3

(i) all Material Notices must be immediately disclosed, simultaneously in the markets where the Company has Securities admitted for Trading, except when the postponing of such disclosure is permitted;

(ii) Privileged Information shall only be disclosed when they become Material Notices or in other special events in which such information, to the best interest of Ultra Group, must be disclosed to the public;

(iii) knowledge of undisclosed Material Notice or Privileged Information (a) prevents the person holding or aware of such information from Trading and (b) authorizes the Committee (as defined below) to establish an Extraordinary Trading Restriction to the People Subject to the Policies;

(iv) it is assumed that Controlling Shareholders (if any) and the Management of the Company have access to any Material Notice not disclosed or to all Privileged Information; and

(v) knowledge of Sensitive Information (a) does not prevent the person holding or aware of such information from Trading, but (b) subjects the disclosure of such information to third parties to the execution of a confidentiality agreement.

1.3. - PEOPLE SUBJECT TO THE POLICIES

1.3.1. The following people (“People Subject to the Policies”) shall comply with the rules and guidelines established in the Policies:

(a) the Company;

(b) Controlling Shareholders, if any;

(c) the Management of the Company;

(d) all people that hold officer (statutory or not) positions at Ultra Group; and

(e) other people indicated by the Committee, at its sole discretion, holding or that may hold information related to Ultra Group, including third parties.

1.3.2. The People Subject to the Policies must represent to be fully of and adhere to the terms of the Policies as sets forth in item 5.2. Potential omission to represent such awareness and perform such adhesion does not exempt the People Subject to the Policies from the duty to comply with the Policies.

1.3.3. Exceptionally, the People Subject to the Policies may share information with other people who evidently have confidentiality obligations and/or adopt their own policy having substantially a similar content and effects to these Policies, always subject to Ultra Group’s convenience that such sharing of information may occur.

1.3.4. The People Subject to the Policies must ensure that the rules of the Policies are complied with by the people under their influence, including companies or investment funds controlled by them, affiliated to or under common control, directly or indirectly, by Spouses and Dependents, provided that the People Subject to the Policies shall be held jointly liable with those people in the event of non-compliance with the Policies arising out of failure of compliance with such duty.

4

1.4. - DISCLOSURE AND TRADING COMMITTEE

1.4.1. The Company shall have a Disclosure and Trading Committee (“Committee”) with the main following duties:

(a) assist the Investor Relations Officer on disclosure of information to the market, through any means, amongst which the Reference Form, forms to be filed with SEC, Material Notices, market announcements, notices to shareholders and press releases;

(b) advise the Investor Relations Officer with respect to decisions attributed to him/her by the Policies or Regulation;

(c) resolve on non-disclosure of Material Notices, for the events set forth in item 2.3., with the consequent communication of Trading prohibition to the People Subject to the Policies;

(d) resolve on the establishment of Extraordinary Trading Restrictions, as provided for in item 3.3.2.;

(e) provide clarifications as to the application or interpretation of the provisions set forth in the Policies, law and Regulation;

(f) analyze the content of Individual Investment Programs received from by People Subject to the Policies, in order to safekeep and ensure compliance with the purposes set forth in the Policies;

(g) analyze, at the request of the Investor Relations Officer, doubts related to compliance with the Policies;

(h) resolve on the applicable measures in cases of non-compliance with the Policies, as well as on the need to inform of this matter to the Board of Directors of the Company in order to adopt additional measures potentially applicable, as set forth in item 4.2.; and

(i) indicate other people that have or may have access to information related to Ultra Group, who must be subject to the terms set forth in these Policies, as provided for in item 1.3.1.(e).

1.4.2. The Committee shall be comprised of up to six (6) members, including the Chief Financial and Investor Relations Officer, who shall appoint the other members.

1.4.3. The Committee shall hold meetings whenever called by the Investor Relations Officer, or any other member, provided that all decisions of the Committee shall depend on the majority of its members, without prejudice to the prerogatives set forth in the Policies and Regulation to the Investor Relations Officer.

 1.4.4. Call notices shall be made through electronic communication to be sent with the advance required and permitted by the subject matter of the meeting, and the meetings shall be held primarily at the Company’s headquarters. Meetings may be attended through conference call, video conference or through any other remote mean of communication, being the electronic vote permitted.

5

II.         DISCLOSURE POLICY

2.1. - SPECIFIC PURPOSES

2.1.1. The purposes of the Disclosure Policy are to:

(a) rule the disclosure to the market of information which, according to its nature and characteristics, must be classified as Material Notice, setting forth the rules and guidelines to be complied with by the Investor Relations Officer and by the other People Subject to the Policies with respect to the disclosure of such information and secrecy of such information, while not disclosed;

(b) establish the general and conduct rules to be adopted by the Company in order to classify information as Material Notices, and to disclose such information, constituting, for the benefit of investors and the market in general, predictability to the conducts to be adopted by the Company; and

(c) prevent the selective disclosure of information on Material Notices and Privileged Information.

2.2. - DISCLOSURE OF MATERIAL NOTICES

2.2.1. The verification of the occurrence of Material Notices shall always consider: (i) the materiality of such Material Notices under Ultra Group’s activities and size, and not individually, (ii) the presence of reasonable influence criteria described in the definition of Material Notice, (iii) the historical of disclosure of material information by the Company and not unspecifically, in order to avoid the non-relevant disclosure of Material Notices to the detriment of the quality of the analysis, by the market, of Ultra Group’s perspectives.

2.2.2. The Investor Relations Officer and the Committee shall ensure that the Material Notices will be disclosed as provided by law, the Regulation and this Disclosure Policy, in a clear and accurate form, in accessible language to investors, as well as ensure that Material Notices will be widely and immediately disclosed simultaneously to the markets in which the Securities are traded.

2.2.2.1. The Material Notices will be disclosed to the appropriate authorities and to Stock Markets and/or Market Administrators electronically, as well as in the Company’s website and the following news website chosen by the Company, according to art. 3º, § 4º of CVM Resolution Nr. 44/21: http://www.valor.com.br/fatosrelevantes.

 2.2.2.2. The market announcements will be disclosed to the appropriate authorities and to Stock Markets and/or Market Administrators electronically, as well as in the Company’s website.

2.2.3. Whenever possible, the disclosure of any Material Notices shall occur before the commencement or after the closure of business at Stock Markets, provided that, in the event of incompatible times with other markets, the time of operation of the Brazilian Stock Market shall prevail.

2.2.4. The People Subject to the Policies shall inform any Material Notices they are aware of, in writing, to the Investor Relations Officer.

6

2.2.4.1. If the People Subject to the Policies are personally aware of a Material Notice and verify the omission, by the Investor Relations Officer, in complying with his/her duty of communication and disclosure, including in the event set forth in the sole paragraph of article 6 of CVM Resolution Nr. 44/21, they shall only be exempt from liability if they immediately notify such Material Notice to CVM.

2.2.4.2. The communication referred to in item 2.2.4. shall be dismissed upon proven awareness of such Material Notice by the Investor Relations Officer and the decision of not disclose such information, taken pursuant to the provisions set forth in this Disclosure Policy.

2.2.5. The Company does not comment on rumors or speculations originated in the market, except under extreme situations that imply or may imply the significant volatility of the Company’s Securities.

2.2.6. The Company may release guidance and future projections, in the terms and limits of applicable rules, publishing premises and expectations that support such projections.

2.3. - EXCEPTION TO IMMEDIATE DISCLOSURE

2.3.1. The disclosure of Material Notices may be postponed in exceptional situations, if such disclosure implies in putting Ultra Group’s lawful interest at risk.

2.3.2. The postponing of disclosure of Material Notices shall be subject to the decision (a) by Controlling Shareholders, if any, and provided that such information is restricted to such shareholders, or (b) by the Committee.

2.3.3. If information related to an undisclosed Material Notice gets out of control, or in the events of atypical fluctuation of the price of the Securities or traded volume, such Material Notice must be disclosed to the market, subject to, to the extent possible, item 2.2.3.

2.3.4. If an information is restricted to the Controlling Shareholders, if any, and such Controlling Shareholders decide not to disclose such information, they shall notify the Investor Relations Officer, and he/she shall notify the Committee, with respect to the existing Material Notice, whether due to atypical fluctuation of the price or traded volume of the Securities or due to examination by the Investor Relations Officer, so that the necessary immediate disclosure is analyzed.

2.4. - DUTIES OF THE INVESTOR RELATIONS OFFICER

2.4.1. The Investor Relations Officer shall:

(a) disclose the Material Notice simultaneously to the CVM, SEC, the Stock Markets and markets in general, immediately after the occurrence thereof, subject to item 2.2.3.;

(b) ensure the wide and immediate dissemination of such Material Notices in all markets where the Securities are admitted for Trading, except for the provision of item 2.3.;

7

(c) render all additional clarifications as to such Material Notice, when requested to do so by the appropriate authorities or by any Stock Markets;

(d) should there be an unusual oscillation in the price or trading volume of the Company’s Securities, the Investor Relations Officer must question the people with potential access to Privileged Information, in order to establish whether they are aware of any information that must be disclosed to the market;

(e) electronically communicate any existing Ordinary and Extraordinary Trading Restrictions; and

(f) provide the Stock Market with information related to any Material Trading, as provided for in item 2.6.3.

2.5. - DUTY OF CONFIDENTIALITY

2.5.1. The People Subject to the Policies and all people that may have access to Privileged Information or Sensitive Information must keep the confidentiality of such Privileged Information or Sensitive Information still not disclosed by the Company.

2.5.2. The People Subject to the Policies and all people that may have access to Privileged Information or Sensitive Information must not discuss any Privileged Information or Sensitive Information at public places or in the presence of third parties.

2.5.3. Privileged Information or Sensitive Information may only be discussed with those who are required to be aware of them, subject to item 2.5.5., and to the extent legally permitted.

2.5.4. The People Subject to the Policies who, inadvertently or without authorization, communicate, in any way, personally or through third parties, any Privileged Information or Sensitive Information to any third party, before such Privileged Information or Sensitive Information is disclosed to the market, must immediately inform such act to the Investor Relations Officer so that he/she may take the applicable measures.

2.5.5. Sensitive or Privileged Information may only be disclosed to third parties upon the execution of agreements that obligate the receiving party (i) to keep the confidentiality of such information, and (ii) not to trade Securities based on such information. This provision is not applicable to the disclosure of information to a person who is required by law to comply with such duties.

2.5.6. In addition to the People Subject to the Policies, all people that have access to information owned by or of the interest of Ultra Group must keep the confidentiality of such information and shall not disclose them to third parties, except when at Ultra Group’s interest, or if such information is disclosed as provided by the Disclosure Policy, by law or Regulation.

8

2.6. - COMMUNICATION AND DISCLOSURE WITH RESPECT TO MATERIAL TRADING

2.6.1. The Controlling Shareholders, if any, and the shareholders who elect members of the Board of Directors or member of the Fiscal Council of the Company, as well as any individual or legal entity, or group of people, acting jointly or representing the same interest, that carry out Material Trading operations, must inform the Company with respect to the transaction, and must inform the Company about the details of the operation, pursuant to CVM Resolution Nr. 44/21.

2.6.2. Upon the intention to change the composition of the shareholding control or administrative structure of the Company, or upon an acquisition that results in the obligation to perform a public offer, the acquirer must disclose the information required by CVM Resolution Nr. 44/21 by the press.

2.6.3. The Investor Relations Officer shall send information to the CVM, SEC and the Stock Markets.

9

III.        TRADING POLICY

3.1.   - SPECIFIC PURPOSES

3.1.1. The purposes of the Trading Policy are to:

(a) prevent and prohibit the improper use of Privileged Information and Sensitive Information owned by Ultra Group; and

(b) define the rules and guidelines to be adopted for Trading by the People Subject to the Policies, including with respect to periods of Trading restriction or conditions to be complied with for the Trading to be permitted in such periods.

3.2.   - GENERAL RULES

3.2.1. The People Subject to the Policies may not use Privileged Information in order to obtain, directly or indirectly, for themselves or to third parties, any pecuniary advantages, including through Trading.

3.2.2. Before the disclosure to the public of Privileged Information pursuant to the Policies, Trading by People Subject to the Policies that are aware of such Privileged Information or of the date of disclosure thereof is restricted.

3.2.2.1. For the purpose of verifying the violation of item 3.2.2. above, it is assumed that, pursuant to CVM Resolution Nr. 44/21: (i) the Person Subject to the Policies who traded Securities, having Privileged Information, made use of such information in said Trading; (ii) Controlling Shareholders (if any) and any member of the Management have access to all Privileged Information not yet disclosed; (iii) members of the Management who leave the Company with Privileged Information, which has not yet been disclosed, make use of such information if they trade Securities issued by the Company within a period of 3 (three) months after their resignation.

3.2.3. The prohibition of item 3.2.1. does not apply to subscriptions for new Securities. However,  Securities may not be traded by People Subject to the Policies (i) in the event of public offer for distribution of Securities, until the disclosure of the announcement of its closing, subject to the exceptions set forth in the Regulation; and (ii) in the event of public offering for distribution of Securities with restricted efforts, during the period of 90 (ninety) days counted as from the subscription or acquisition of certain Securities by the investor, as provided for in the Regulation.

3.2.4. Short swing transaction with the Securities may not be carried out by the People Subject to the Policies, who may not dispose the Securities acquired by them over the last 3 (three) months.

3.2.5. The restrictions set forth in this Trading Policy are not applicable to Trading performed by investment funds whose People Subject to the Policies are quota holders of, provided that:

(a) such investment funds are not exclusive; and

(b) Trading decisions made by the manager of such investment fund are not influenced by quota holders.

10

3.2.6. The repurchase of shares issued by the Company shall be subject to previous approval by general shareholders’ meeting whenever:

(a) performed outside organized markets of Securities, (i) involves, even by several single operations, more than 5% (five per cent) of type or class of shares in less than 18 (eighteen) months; (ii) the price is 10% (ten per cent) over, in case of acquiring, or 10% (ten per cent) less in case of disposal, than the average weight for last stock exchange prices; or (iii) the counterparty is related to the Company, as defined by the accounting rules that deal with this matter to the Company; or

(b) if it has the purpose to modify or to preserve the composition of the shareholding control or administrative structure of the Company.

3.3.   - TRADING RESTRICTIONS

3.3.1. The People Subject to the Policies and the Company itself may not trade Securities, regardless of determination by the Investor Relations Officer or the Committee ("Ordinary Trading Restrictions"):

(a) whenever any Material Notice which the People Subject to the Policies and the Company are aware of is pending of disclosure;

(b) in the period of 15 (fifteen) days prior to the disclosure of ITR and SFS forms;

(c) whenever any periods of Trading restriction related to the event of public offering for distribution of Securities, as provided for in item 3.2.3.;

(d) as from the time they have access to information with respect to the intention to perform a merger, total or partial spin-off, transformation or consolidation involving the Company; and

(e) during any share acquisition or disposal program undertaken by the Company itself.

3.3.1.1. The restriction provided for above does not apply to: (i) cases of acquisition, through private negotiation, of shares held in treasury, arising from the exercise of the purchase option in accordance with the approved stock option plan at a general meeting, or when it comes to granting shares to managers, employees or service providers as part of remuneration previously approved at the general meeting and (ii) negotiations involving fixed income Securities, when carried out through operations with combined repurchase commitments by the seller and resale by the purchaser, for settlement on a pre-established date, before or equal to the maturity of the securities object of the operation, carried out with predefined profitability or remuneration parameters.

3.3.1.2. The restriction set forth in item “e” above shall only be effective during the days in which repurchase is actually performed by the Company, provided that: (i) the weekdays in which the Company will trade in the market are established; and (ii) the Investor Relations Officer informs the People Subject to the Policies of the days the restriction will be effective.

11

3.3.2. Without prejudice to the Ordinary Trading Restrictions, the Committee may establish other Trading restriction periods ("Extraordinary Trading Restrictions"), applicable to the People Subject to the Policies or to a part of them, whether due to the holding of Privileged Information, or to protect Ultra Group’s image.

3.3.3. In the event of an Extraordinary Trading Restriction, the Investor Relations Officer shall immediately electronically communicate the People Subject to the Policies or those subject to the restriction, the period in which the trading of Securities will be restricted, without providing the reasons for such restriction.

3.3.4. The Committee will not be required to justify the decision to establish an Extraordinary Trading Restriction, and information on the existence of such Extraordinary Trading Restriction must be treated with confidentiality by the people subject to such restriction.

3.3.5. The Board of Directors of the Company may not deliberate on the acquisition or disposal of shares issued by the Company itself in the event any agreement or contract has been entered into in order to transfer shareholding control (direct or indirect) of the Company, or in the event an option or power of attorney has been granted for this purpose, as well as upon the existence of the firm intention to promote a merger, total or partial spin-off, consolidation, transformation or corporate reorganization of the Company, and while such transaction is not disclosed to the public as Material Notice.

3.3.6. During Ordinary and Extraordinary Trading Restrictions stock lending and renting operations are not allowed when People Subject to the Policies act as borrowers, receiving the lent stock.

3.4.   - EXCEPTIONS TO TRADING RESTRICTIONS

3.4.1. The Trading restrictions shall not apply to: (a) transactions with shares held in treasury, through a private trading, or the subscription of new shares, provided that such private trading or subscription result from the exercise of a call option arising out of, and pursuant to, the stock option plan approved at general shareholders’ meeting; and (b) potential repurchases by the Company, also through a private trading, of shares referred to in sub-item “a” of this item.

3.4.2. The Trading restrictions set forth in item 3.3.1. shall not apply to Persons Subject to the Policies when their transactions are carried out as long-term investment through Individual Investment Programs approved by the Committee, and as from the date of its approval.

3.5 - INDIVIDUAL INVESTMENT PROGRAMS

3.5.1. The People Subject to the Policies may request Individual Investment Programs to be filed at the Company, which shall be submitted to the analysis of the Committee with respect to their compatibility with the provisions set forth in the Policies and Regulation, provided that such programs are submitted when no Material Notice is pending disclosure.

3.5.2. The Individual Investment Programs will be in writing, duly filed at the Company and shall follow the specifications below:

12

(a) before the Individual Investment Programs are filed, the calendar including the specific disclosure dates of ITR and SFS forms must be approved;

(b) the Individual Investment Programs may not be filed during (a) the period of any Trading restriction, respecting item 3.5.3., and (b) the period of 15 (fifteen) days before disclosure of ITR and SFS forms;

(c) the beneficiaries may only carry out Trading operations covered by Individual Investment Programs, 3 (three) months after the Committee’s approval;

(d) the Individual Investment Programs shall establish:

(i) the irrevocable and irreversible commitment of participants to trade Securities as of the dates or events established in the Individual Investment Programs, previously indicating the value or amounts of trade operations to be carried out;

(ii) the type and the class of Securities subject to the investment or divestiture; and

(iii) the obligation of the beneficiaries of the Individual Investment Program to revert to the Company any losses prevented or potential gains at Trading, arising out of the potential change of the disclosure dates of ITR and SFS forms, ascertained based on reasonable and verifiable criteria to be established by such Individual Investment Program.

(e) the beneficiaries shall not:

(i) maintain simultaneously more than one Individual Investment Program; and

(ii) perform transactions that shall nullify or mitigate economic effects of the transactions determined by the Individual Investment Program.

3.5.3. The Individual Investment Programs may be filed at the Company during the effectiveness of a stock repurchase program approved by the Company, provided that participants must comply with all Trading rules applicable according to these Policies.

3.5.4. Any Individual Investment Programs adopted by Controlling Shareholders, if any, and the members of the Management shall be accompanied by the Board of Directors, or other statutory governance body designated by it, which will verify, at least every six months, the adherence of the Trading by the participants to the Program by them formalized.

IV.        INFRACTIONS AND SANCTIONS

4.1. Any violations to the rules set forth in the Policies verified by the People Subject to the Policies must be immediately reported to the Investor Relations Officer.

4.2. Without prejudice of legal sanctions, the Committee shall adopt applicable measures, upon non-compliance with the Policies, including, as the case may be, (a) communication to the competent authorities, (b) dismissal of the Person Subject to the Policies, as applicable, and (c) reporting such matter to the Board of Directors, so that additional measures potentially applicable may be adopted.

13

4.3. Without prejudice of the applicable sanctions, the People Subject to the Policies responsible for non-compliance with any provision set forth in the Policies shall reimburse Ultra Group, fully and without limitation, of all losses resulting from such non-compliance.

V.         FINAL PROVISIONS

5.1. The Policies shall be in full force as of the date they are approved by the Board of Directors of the Company for indefinite term. These Policies may only be amended upon resolution by the Board of Directors of the Company, provided that no amendments may be performed during any pending Material Notice to be disclosed to the market.

5.2. After the approval of the Policies by the Board of Directors, the Company must obtain the express adhesion by the People Subject to the Policies upon the execution of the Instrument of Adhesion, pursuant to Exhibit II.

5.2.1. The Investor Relations Officer shall maintain a file with the name, position, function or relation to the Company, e-mail, Individual Taxpayer Registry (CPF) or Corporate Taxpayer Registry (CNPJ) of the People Subject to the Policies, which file must be updated whenever changes occur.

5.2.2. The file referred to in item 5.2.1. must be kept by the Company and must be made available to the CVM.

5.3. In case any member of the Management cease to be subject to the Policies before the disclosure of Material Notice related to the business or to the fact initiated during their relationship with Ultra Group, he/she must refrain from trading Securities, (i) for 3 (three) months counted as of their removal of the Company, or (ii) until disclosure of the referred material fact, whichever occurs first.

5.4. The rules set forth in the Policy:

I - apply to Trading carried out (a) within or outside regulated securities market environments, (b) directly or indirectly, whether through controlled companies or third parties with whom a fiduciary or portfolio management agreement is entered into, (c) by his/her own account or by third parties.

II - apply to Trading directly or indirectly carried out by the People Subject to the Policy, whether such Trading occur through a controlled company, or a third party with whom a fiduciary or share or portfolio management agreement is entered into.

5.5. The Company will adopt the proceedings and actions mentioned below, without prejudice to other claimed necessary to control and avoid potential violations to the Policy:

I – instrument of adhesion to be signed by the People Subject to the Policy, pursuant Exhibit II;

II – announcements made by the Investor Relations Officer to the People Subject to the Policy informing on opening and closing of Trading window periods; and

III – regular training, which frequency and content that will be defined by the Committee.

14

EXHIBIT I - DEFINITIONS

For purposes of the Policies the following terms shall have the following meaning:

“Controlling Shareholders”: Shareholder or Group of Shareholders holding and exercising control of the Company directly or indirectly;

“Management”: with respect to the Company and its subsidiaries, the members of the Board of Directors, the statutory officers, the members of the Fiscal Council, if any, and the members of any other bodies with technical or advisory functions eventually constituted by statutory provision;

"Market Administrators": are the managing entities of the Stock Exchanges in Brazil;

“Stock Market”: B3, NYSE and any other Stock Market or organized over the counter market in which Company’s Securities are admitted for Trading, in Brazil or abroad;

“B3”: B3 S.A. – Brasil, Bolsa e Balcão;

“Committee”: is the Disclosure and Trading Committee, defined in item 1.4.1.;

“Company”, “Ultrapar” or “Ultra Group”: Ultrapar Participações S.A.;

“Spouse”: the spouses or companion(s);

“CVM”: Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários);

“Dependents”: any dependent included in the annual tax return provided by People Subject to the Policies;

“SFS”: the Standard Financial Statements of the Company;

“Investor Relations Officer”: Ultrapar’s Chief Financial and Investor Relations Officer;

“Material Notice”: has the meaning attributed to it in item 1.2.2.;

“Privileged Information”: has the meaning attributed to it in item 1.2.2.;

“Sensitive Information”: has the meaning attributed to it in item 1.2.2.;

“ITR”: Company’s quarterly information;

“Trading”: has the meaning attributed to it in item 1.2.1;

“Material Trading”: trading operation or group of trading operations through which the equity interest held directly or indirectly in the Company exceeds, up or down, the levels of 5% (five percent), 10% (ten percent), 15% (fifteen percent), and so on successively of shares issued by the Company, as well as the rights attributed to the shares and other Securities issued by the Company;

15

“NYSE”: the New York Stock Exchange;

“People Subject to the Policies”: has the meaning attributed to it in item 1.3.;

“Policies”: has the meaning attributed to it in item 1.1.1.;

“Disclosure Policy”: Ultra Group’s Material Notice Disclosure Policy;

“Trading Policy”: Ultra Group’s Securities Trading Policy;

“Individual Investment Program”: the written instrument through which a Person Subject to the Policies undertakes to, voluntarily, irrevocably and irreversibly, invest or divest Securities at pre-established dates, events or periods, or upon the occurrence of certain conditions which implementation it not under its control, prepared pursuant to the provisions set forth in article 16 of CVM Resolution Nr. 44/21;

“Regulation”: the rules issued by CVM and other regulatory and self-regulatory bodies which the Company is subject to;

"CVM Resolution Nr. 44/21": means CVM Resolution Nr. 44, of August 23, 2021;

“SEC”: the U.S. Securities and Exchange Commission;

“Instrument of Adhesion”: the document to be entered into pursuant to Exhibit II;

“Arrangements”: has the meaning attributed to it in item 1.2.2.;

“Securities”: all and any securities issued by the Company or related to such Securities, including derivatives;

“Ordinary Trading Restrictions”: has the meaning attributed to it in item 3.3.1.; and

“Extraordinary Trading Restrictions”: has the meaning attributed to it in item 3.3.2.

16

EXHIBIT II – INSTRUMENT OF ADHESION

INSTRUMENT OF ADHESION

By this instrument (“Instrument of Adhesion”) [name, and e-mail], undersigned below, as [indicated relation with Ultra Group], hereby adheres to the MATERIAL NOTICE DISCLOSURE POLICY and the TRADING POLICY OF SECURITIES ISSUED BY ULTRAPAR PARTICIPAÇÕES S.A. (“Policies” and “Company”, respectively), which copies are hereby delivered, and represents:

(i)             to be fully aware of all terms set forth in the Policies, and to comply with the rules set forth therein;

(ii)            to be aware that Trading Restrictions of securities issued by the Company will be informed, pursuant to the Policies, through the e-mail indicated in this Instrument of Adhesion; and

(iii)           to be aware that he/she is responsible for non-compliance with any provision set forth in the Policies, and that he/she shall reimburse, without prejudice to the applicable sanctions, Ultra Group, as defined in the Policies, fully and without limitation, of all losses arising out of such non-compliance.

..................., ................... .........., ..........

___________________________________________

XXXXXXXXXXXXXXXXXXXXXX

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2021

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on December 8, 2021, Market announcement and Material Notice Disclosure Policy and Securities Trading Policy)